Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

Formation's Bankable Feasibility Study Imminent

Vancouver, B.C., May 02, 2007, Formation Capital Corporation (Formation, FCO-TSX) (the "Company") is pleased to provide an update on the progress of the bankable feasibility study on the Company's 100% owned Idaho Cobalt Project (ICP) and its 100% owned hydrometallurgical facility, now expected before the end of June, 2007. Additional time was allotted to the Company's feasibility study engineers to further refine and improve the study in a number of areas in order to increase cash flow and reduce mine capitalization expenditures.

In particular, optimizing and finalizing the feasibility study's hydrometallurgical processes for recovery and purification of cobalt and copper has been completed. The process flow has been improved in a number of ways that include: the incorporation of flash cooling and continuous leach operation that has resulted in an increase in the hydrometallurgical plant capacity; the production and marketing of a 25% magnesium sulfate solution that will generate additional cash flow while reducing the amount of lime required and waste produced; the reduction in waste products generated by better utilization of reagents and the development of alternative end products; an increase in copper production capacity; and a near complete capture and re-use of nitrogen species catalysts.

The feasibility level design for the mine, crushing and grinding, the concentrator, tailings and waste rock storage facilities, and ancillary facilities has also been completed. The process equipment, tankage, piping sizes and materials of construction have all been determined with work on the capital and operating cost estimates progressing well.

"It has been time well spent." stated Joe Scheuering, Engineer of Mines and General Mine Manager, reporting from the Company's operations office in Salmon, Idaho. "On account of the high level of activity in an active metals market, there have been significant increases in equipment and consumable supply costs. The extra effort taken to improve the (bankable) feasibility study has resulted in optimizing and reducing capital and operating cost requirements and enhanced technical performance, and we will now produce a more valuable product with a market identified for one of the waste streams. Sales of this product will enhance the revenue stream as well as reduce the requirement for on-site treatment and disposal."

As announced in the Company's news release dated April 23, 2007, in order to advance the project schedule while enhancing refinery operation, detailed engineering for critical activities and procurement of critical long lead mine equipment items has already begun.

In addition, the Company has retained Ms. Annette McFarland, P.Eng., to act as Project Engineer and Mine Planner for the ICP. Ms. McFarland will be directly responsible for overseeing the finalization of the Mine Plan of Operations conforming to the final Environmental Impact Statement and Record of Decision and developing a Project Water Balance Plan using the Dynamic Systems Model developed by Telesto Solutions Inc. Ms. McFarland has a Bachelor of Science degree in Geological Engineering from the University of Idaho and previously worked as Lab Supervisor for the Monsanto Company in Soda Springs, Idaho.

A bankable (full) feasibility study is a comprehensive analysis of a project's economics (+/- 15% precision) and is used by the banking industry for financing purposes. Mr. Mike Irish, Manager of Metallurgy, P. Eng., M.S. Met. Eng. is working with the feasibility team and is the Qualifi[illegible] has reviewed and approved the contents of this release.

Cont...

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The project is in the advanced mine permitting and bankable feasibility stages of development. The U.S. is a key world consumer of this environmentally important and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Investor Relations: Contact Encompass Communications toll free 1-877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

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